UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 November 2022 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 8 November 2022 entitled ‘Major Shareholding Notification’.

3.	A Stock Exchange Announcement dated 9 November 2022 entitled ‘BOARD COMMITTEE CHANGES’.

4.	A Stock Exchange Announcement dated 16 November 2022 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

5.	A Stock Exchange Announcement dated 22 November 2022 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

RNS Number : 7725E

Vodafone Group Plc

01 November 2022

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 31 October 2022:

Vodafone's issued share capital consists of 28,818,163,278 ordinary shares of US$0.20 20/21 of which 1,254,609,472 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,563,553,806. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 6954F

Vodafone Group Plc

08 November 2022

8 November 2022

             VODAFONE GROUP PLC ('the Company')

Major Shareholding Notification

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An event changing the breakdown of voting rights

3. Details of person subject to the notification obligation

Name

Emirates Investment Authority

City of registered office (if applicable)

Abu Dhabi

Country of registered office (if applicable)

United Arab Emirates

4. Details of the shareholder

Name	City of registered office	Country of registered office
Atlas 2022 Holdings Limited	Grand Cayman	Cayman Islands

5. Date on which the threshold was crossed or reached

07-Nov-2022

6. Date on which Issuer notified

08-Nov-2022

7. Total positions of person(s) subject to the notification obligation

.	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	10.001047	0.000000	10.001047	2752397163
Position of previous notification (if applicable)	9.813242	0.000000	9.813242

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	2752397163		10.001047
Sub Total 8.A	2752397163		10.001047%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Emirates Investment Authority	Emirates Investment Authority	10.001047		10.001047%
Emirates Investment Authority	Emirates Telecommuni- cation Group Company PJSC	10.001047		10.001047%
Emirates Investment Authority	Atlas 2022 Holdings Limited	10.001047		10.001047%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

08-Nov-2022

13. Place Of Completion

London, United Kingdom

-ends-

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

RNS Number : 8451F

Vodafone Group Plc

09 November 2022

9 November 2022

VODAFONE GROUP PLC ('the Company')

Board Committee Changes

Following a review of committee membership, the Company announces the following Board Committee changes effective 8 November 2022.

-	Stephen A. Carter CBE joined the Nominations and Governance Committee.
-	Delphine Ernotte Cunci joined the Remuneration Committee.
-	Simon Segars joined the ESG Committee.

This announcement is made in accordance with Listing Rule 9.6.11.

-ends-

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

RNS Number : 6356G

Vodafone Group Plc

16 November 2022

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Withdrawal of cash contributions made in accordance with the savings contract under the June 2019 Vodafone Group Sharesave scheme. Therefore, the options granted under the aforementioned scheme have lapsed. The exercise price for the options granted in June 2019 was £1.0258. The options became exercisable at the end of the 3-year savings plan on 1 September 2022.

c)	Price(s) and volume(s)
		Option Price(s)	Volume(s)
		GBP 1.0258	13,160

d)	Aggregated information: volume, Price	Aggregated volume: 13,160 options Aggregated price: GBP 13,499.53
e)	Date of the transaction	2022-11-16
f)	Place of the transaction	Outside a trading venue

RNS Number : 2578H

Vodafone Group Plc

22 November 2022

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Conditional Award of Shares

Conditional awards of shares were granted to the below participants on 22 November 2022 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and will vest on 22 November 2024. The awards also attract dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam Aboushelbaya
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, subject to continued employment.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.9811	629,905

d)	Aggregated information: volume, Price	Aggregated volume: 629,905 Ordinary shares Aggregated price: GBP 617,999.80
e)	Date of the transaction	2022-11-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, subject to continued employment.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.9811	472,428

d)	Aggregated information: volume, Price	Aggregated volume: 472,428 Ordinary shares Aggregated price: GBP 463,499.11
e)	Date of the transaction	2022-11-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, subject to continued employment.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.9811	629,905

d)	Aggregated information: volume, Price	Aggregated volume: 629,905 Ordinary shares Aggregated price: GBP 617,999.80
e)	Date of the transaction	2022-11-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, subject to continued employment.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.9811	577,413

d)	Aggregated information: volume, Price	Aggregated volume: 577,413 Ordinary shares Aggregated price: GBP 566,499.89
e)	Date of the transaction	2022-11-22
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 1, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary